

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2014

Via E-Mail
James A. Rasulo
Chief Financial Officer
The Walt Disney Company
500 South Buena Vista Street
Burbank, California 91521

      Re: The Walt Disney Company
               Form 10-K for the Year Ended September 28, 2013
               Filed November 20, 2013
               Response Dated March 20, 2014
               File No. 001-11605

Dear Mr. Rasulo:

      We have reviewed your response letter dated March 20, 2014 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Year Ended September 28, 2013

Notes to the Financial Statements

Note 1. Description of Business and Segment Information, page 62

1. We note from your response to our prior comment 2 that you believe that the majority of your sales of tangible goods are part of the integrated delivery of intellectual property and entertainment experiences, and you do not believe that it would benefit an investor to separately present the revenue related to the sale of products and services on the face of the income statement. However, we believe that, regardless of where the products are sold, if you separately recognize the sale of tangible products such as revenue related to food and merchandise at your theme parks, or movies on DVDs, the amount should be separately presented on the face of the income statement if it is greater than ten percent of

your consolidated revenues. Furthermore, we believe that for a company of your size and breadth of operations, it would benefit investors to have these additional revenue categories on the face of the income statement as it would provide useful information as to the types of revenue generated. As previously requested, to the extent that your revenues from the sale of products exceeds ten percent of your total revenues during the periods presented in your financial statements, please revise your consolidated statements of operations to provide separate disclosure of the revenues and related costs associated with revenues derived from sales of products and services. Refer to the guidance outlined in Rule 5-03(b)(1) and (2) of Regulation S-X.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief